UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Aenza S.A.A. (the “Company”) hereby informs that the Company filed with the Peruvian Securities Commission (Superintendencia de Mercado de Valores) (the “SMV”) a response letter, dated as of July 21, 2021 (the “Response Letter”) to Communication No. 2921-2021-SMV/11.1, dated as of July 20, 2021 sent by the SMV. An English translation of the Response Letter is attached hereto as Exhibit 1.1 and is incorporated by reference into this current report.

Attached as exhibits to the Response Letter are the following valuation analyses with respect to the Company: (i) as of March 31, 2020, prepared by Ernst & Young Asesores Empresariales S. Civil de R.L. in June 2020; (ii) as of March 31, 2020, prepared by the Company’s external financial advisor in October 2020 and (iii) as of March 31, 2021, prepared by the management of the Company at the request of the board of directors in June 2021 (together, the “Valuation Analyses”). As further described in the Response Letter, the Valuation Analyses were prepared for the purpose of informing the board of directors of the Company in contemplation of a potential unsolicited tender offer launched by IG4 with respect to the Company’s common shares and American depositary shares and to prepare the Company’s financial plan. Additionally, the Valuation Analyses were prepared at different times and do not take into account certain key subsequent events, including the impact of the recent presidential elections in Peru. As a result, the Company believes that the Valuation Analyses are not indicative of the current valuation of the Company and cautions investors that the Valuation Analyses should not be relied upon. English summaries of the material provisions of the Valuation Analyses are attached hereto as Exhibit 1.2 and are incorporated by reference into this current report.

Forward-Looking Statements

Certain statements in this current report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by IG4 in furtherance of its unsolicited tender offer. These and other important factors, including those discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as the Company’s subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

1.1 Response letter of Aenza S.A.A. to the SMV, dated as of July 21, 2021 1.2 English summaries of material provisions of the Valuation Analyses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 27, 2021